Mail Stop 3561

August 26, 2008

William Hartman
Chief Financial Officer
ZAP
501 Fourth Street
Santa Rosa, CA 95401

      Re: **ZAP**
              File No. 001-32534
              Form 10-KSB: For the fiscal year ended December 31, 2007
              Form 10-Q: For the quarterly period ended June 30, 2008

Dear Mr. Hartman:

      We have reviewed your July 29, 2008 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-Q: For the quarterly period ended June 30, 2008

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 5: Long-Term Debt

Secured Convertible Debt, page 8

1. We note that on July 30, 2008, you signed a $1.7 million note payable to the Al Yousuf Group. Please tell us and disclose the conversion terms of this note payable.

Note 10: Segment Reporting, page 12

2. Refer to your response to our prior comment number 8. It does not appear that corporate expenses represent an operating segment pursuant to paragraph 10 of FAS 131, or that aggregation of these expenses with an operating segment is permissible pursuant to paragraph 17 of FAS 131. Accordingly, please present corporate expenses in a separate column. In so doing, keep in mind the reconciliation requirements of paragraph 32 of FAS 131. Provide us with a copy of your revised presentation.

3. Additionally, please explain to us and disclose the basis upon which corporate expenses, and specifically those associated with research and development, are allocated to the respective segments. To the extent corporate expenses are not allocated, tell us why they have not been allocated. If a segment is allocated a disproportionate amount of these expenses relative to the other segments, explain to us and disclose the basis for this.

4. Further, it is not clear why you consider the electronic consumer products segment to be your core business when amounts presented for the other segments are significantly greater. In addition, it is not clear why it is appropriate to attribute corporate expenses solely to your core business. Please advise and disclose as appropriate.

5. You disclose that the performance of each segment is measured based on its profit or loss from operations before income taxes. However, the amount presented in the table for each segment is gross profit or loss. Please conform the segment performance measure amount presented to the description of the segment measure provided, or clarify the description of the performance measure provided for each segment. In this regard, tell us how you intend to revise your disclosure.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief